Filed by: Callon Petroleum Company
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to 14a-12
under the Securities Exchange Act of 1934
Subject Company: Carrizo Oil & Gas, Inc.
Commission File No.: 000-29187-87

On September 4, 2019, Callon Petroleum Company ("Callon") presented at the Barclays CEO Energy-Power Conference. Set forth below is the transcript of the presentation.

No Offer or Solicitation

Communications herein do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Communication herein do not constitute a notice of redemption with respect to or an offer to purchase or sell (or the solicitation of an offer to purchase or sell) any preferred stock of Carrizo Oil & Gas, Inc.

Additional Information and Where to Find It

In connection with the proposed transaction, Callon Petroleum Company (“Callon”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a preliminary joint proxy statement of Callon and Carrizo that also constitutes a preliminary prospectus of Callon. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. After the Registration Statement is declared effective by the SEC, Callon and Carrizo intend to mail a definitive proxy statement/prospectus to shareholders of Callon and shareholders of Carrizo. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Callon or Carrizo may file with the SEC and send to Callon’s shareholders and/or Carrizo’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CALLON AND CARRIZO ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY CALLON AND CARRIZO WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLON, CARRIZO AND THE PROPOSED TRANSACTION.

Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Callon and Carrizo with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Callon will be available free of charge from Callon’s website at www.callon.com under the “Investors” tab or by contacting Callon’s Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by Carrizo will be available free of charge from Carrizo’s website at www.carrizo.com under the “Investor Relations” tab or by contacting Carrizo’s Investor Relations Department at (713) 328-1055 or IR@carrizo.com.

Participants in the Proxy Solicitation

Callon, Carrizo and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon’s shareholders and Carrizo’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on March 27, 2019. Information regarding the executive officers and directors of Carrizo is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 2, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed Carrizo transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Callon’s or Carrizo’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Callon’s shareholders or Carrizo’s shareholders to approve the transaction and related matters; whether any redemption of Carrizo’s preferred stock will be necessary or will occur prior to the closing of the transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Callon and Carrizo; the effects of the business combination of Callon and Carrizo, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Callon’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, and the quarter ended June 30, 2019, each of which is on file with the SEC and available from Callon’s website at www.callon.com under the “Investors” tab, and in other documents Callon files with the SEC, and in Carrizo’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, and the quarter ended June 30, 2019, each of which is on file with the SEC and available from Carrizo’s website at www.carrizo.com under the “Investor Relations” tab, and in other documents Carrizo files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Callon nor Carrizo assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Supplemental Non-GAAP Financial Measures

This communication includes non-GAAP measures, such as Adjusted EBITDA, Free Cash Flow and other measures identified as non-GAAP.

Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We define Adjusted EBITDA as net income (loss) before interest expense, income taxes, depreciation, depletion and amortization, asset retirement obligation accretion expense, (gains) losses on derivative instruments excluding net settled derivative instruments, impairment of oil and natural gas properties, non-cash equity based compensation and other operating expenses. Management believes Adjusted EBITDA is useful because it allows it to more effectively evaluate our operating performance and compare the results of our operations from period to period and against our peers without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our results will be unaffected by unusual or non-recurring items.

Free Cash Flow is also a supplemental non-GAAP financial measure that is used by management and external users of our financial statements to assess our liquidity. We define Free Cash Flow as [net cash provided by operating activities before changes in working capital less capital expenditures]. Management believes that Free Cash Flow provides useful information in assessing the impact of our ability to generate cash flow in excess of capital requirements and to return cash to shareholders. Free cash Flow should not be considered as an alternative to net cash provided by operating activities or any other measure of liquidity in accordance with GAAP. We have not provided a reconciliation of projected Free Cash Flow to projected net cash provided by operating activities, the most comparable financial measure calculated in accordance with GAAP. We are unable to project net cash provided by operating activities for any future period because this metric includes the impact of changes in operating assets and liabilities related to the timing of cash receipts and disbursements that may not relate to the period in which the operating activities occurred. We are unable to project these timing differences with any reasonable degree of accuracy without unreasonable efforts such as predicting the timing of its and customers’ payments, with accuracy to a specific day, months in advance.

Callon Petroleum Company Presentation Transcript
at
Barclays CEO Energy-Power Conference
September 4, 2019

William Thompson
Analyst, Barclays Capital, Inc.

I'm here to introduce Joe Gatto, President and CEO of Callon Petroleum. Callon operates in the Permian with operations in both the Midland and the Delaware Basins and has, as many of you aware, has agreed to acquire Carrizo in an all-stock deal. So very excited to get an update from Joe. Thank you very much.

Joseph C. Gatto
President, Chief Executive Officer & Director, Callon Petroleum Co.

Thank you, Will. Thanks everyone for joining here and on the webcast hopefully. Going to provide an update, as Will said, on a pending transaction with Carrizo, which we're obviously very excited about on moving that ahead and target getting it closing later in the year. But I do want to start with a little bit of a recap of our second quarter earnings that we had out in early August on page 4. I could see the progress that we've made across the board, just a really strong quarter. Team's been firing on all cylinders not only in this past quarter but for several quarters as we've gotten into program development not only in our Midland asset base but increasingly in the Delaware asset base.

So we had a quarter with sequential production growth. In that quarter, we also sold some assets about 4,000 barrels a day of production. So a meaningful achievement to keep that production momentum going despite selling a decent piece of our production profile. Importantly, our operating margin was up quarter-over-quarter. Some of that reflected a bit of an improvement in commodity prices, but it also reflects as we continue to work down our cost structure on the LOE standpoint. You could see our LOE came down from $6.41 to $6.18, continue to leverage the G&A that we have on a per unit basis and driving those operating margins that we'll talk about here in a minute are very differentiating for us across the broad landscape out there. Clearly, this is driving an improvement in adjusted EBITDA and cash flow, but we also made strides on the leverage side of the equation with the sale of the Ranger assets, what we call in the Southern Midland Basin, we're able to pay down some debt and also redeem preferred security improving our cost of capital.

But beyond the sort of the headline metrics that we did well on in terms of versus consensus and guidance there's some really important points that came out of this quarter from the operational side and capital efficiency side of the equation. So in the Midland Basin we had a large pad that delivered D&C costs per thousand foot of lateral of about $600,000, which is a record for us. And also we had a chance to finish up our first large pad in the Delaware was a seven well project that was our first project that really showed the thesis behind a decent portion of the Carrizo deal is moving to larger scale development in the Delaware Basin coupling that with simultaneous operations to reduce cycle times. But again that hit a record level of 1.1 million per thousand foot and we'll talk about how that lines up with our assumptions that are driving the synergies in the pending acquisition.

Again another cut at capital efficiency on the next slide here on page 5. You could see on the upper left hand quadrant our capital spend on a by half years going back to 2018 as we get to the back half of 2019 you're starting to see the benefits of large scale development doing more, getting more bang for a buck in terms of activity, the first half of the year we did have a DUC building program that we're past at this point because we're ramping up to large scale development in the Delaware. We're about 57% spent on our budget year to date, so I think we're trending quite well to beat or exceed our capital budget for the year, for the full year 2019. In the top right hand side again this is a very powerful concept that we're unlocking here in the Delaware, could see the colored bars are our cumulative rates on average through cuts of time. We look at 30 day, 60 day, 90 day, 270 day and you could see how it has evolved from 2017 to 2018 and 2019. Now we don't have any wells that are 270 days yet in 2019 but a 90 day basis you could see that the cumulative on our lateral adjusted basis moved up 50% over 2018 is a reflection of us continuing to move down the learning curve continue to refine our landing zones completion designs et cetera, so a meaningful improvement and you couple that with the overlaid orange line that's our D&C costs per thousand foot of lateral, 25% reduction in that. So a couple of these together. This is the type of capital efficiency that we're unlocking on our own asset base and looking to drive on the combined asset base in the Delaware Basin. Clearly this is a great driver of improved rates of return as well as free cash flow and you could see how we are progressing towards free cash flow on the bottom of the page. The bars represent our discretionary cash flow less capital expenditures and you could see that trend improving over time in the first quarter of 2019 it moved down again a little bit that was a reflection going back to what I said we're building out a DUC inventory to give us operational flexibility to start on this Delaware program. So in a lot of ways that was a one-time startup for DUCs, because we haven't carried a lot of DUCs historically, we see in the second quarter we're almost flat still very much on target on a standalone basis to be free cash flow positive at the corporate level including interest costs by the end of the year. So, talk a little bit about the transaction. Again, we want to overlay this type of execution that we've seen in the second quarter and before across an expanded asset base. Clearly, the Delaware, combined Delaware footprint is a big driver of the transaction, 90,000 net acres in the southern Delaware Basin, which us and others have delivered phenomenal results and continuing to show improvements over time. But there are other obviously pieces to the puzzle that are very good assets in and of their own right in the Midland Basin and Eagle Ford Basin, that Carrizo's bringing to the table.

And importantly, this transaction is bringing those together in a portfolio that makes a lot of sense, right. So the Delaware Basin is a little bit more capital intensive, has longer cycle times and you couple that up with the Eagle Ford and a lesser extent in the Midland Basin, quicker cycle times, less capital intensive is a very nice balance that we're going to have for the foreseeable future in terms of the Eagle Ford and Midland increasingly funding a bigger machine that we're building in the Delaware Basin to drive scale development.

And that scale development of the Delaware, you know, we and Carrizo are very similar in mind. We're both moving to larger pad development but we weren't able to employ it on a consistent basis, repeatable basis to get efficiencies, not able to run simultaneous operations. So really, we're able to unlock a value proposition of Delaware that each of us couldn't do on our own to this degree. But on a combined basis, we're going to be able to punch above our weight and then some.

You see that outlined a little bit more here on page 7 at the upper right hand, quadrant being our combined Delaware footprint. You could see that west of Ward and east of Reeves, that combined footprint is a fairly contiguous position, it is very important in terms of overlaying this model. But with the power of this Delaware growth profile, combine that with Midland Basin cash flow, the Eagle Ford Basin cash flow, we're able to drive very capital efficient development which is going to help with free cash flow, competitive very competitive yields and we'll talk about what we see in 2020 and 2021 for free cash flow as well as accretion across all key metrics on a per share basis, a free cash flow per share, NAV per share as well as capital returns on cash invested. So a very powerful model moving forward for us as we transition to this model.

Now the Eagle Ford is still going to get its fair share of capital. It's a very efficient cash flow machine. We will not be using it as a growth asset though it will be more of in production maintenance mode at this point so we won't be investing as heavily but the same token will be, taking more cash flow out of that business supporting the Permian growth engine and leveling out those decline profiles that are relatively mature as it stands today and helping out with free cash flow generation when you're not fighting as much of the decline.

Next page here on page 8 shows relative asset quality you know we have questions about - well you're bringing in other Delaware assets, you're bringing in the Eagle Ford, how does that mix and as we've looked at opportunities for Callon of this type of scale and scope, one of the first things you start with is asset quality, that's where we usually start in this business and you could see the shades of blue or what Callon brings to the table and the shades of yellow and red or what Carrizo brings to the table. Now these are cut off at 25% returns at the wellhead.

They do include a burden for D&C cost, so these are relatively fully loaded. So even on a discrete IRR type of basis, very complementary both asset bases are going to compete for capital going forward. But importantly, this doesn't show as any sort of synergies in terms of the D&C. So when you take these individual wells, put them into a model of larger scale development, put them into a model of a balanced capital intensity and cycle times unleashes even more value than what you see here. But just give a sense of what the relative asset quality is.

We're very pleased to have an expanded opportunity set. What that boils down to in the Permian Basin about 17 years of inventory just based on delineated zones today. As a larger company, we're going to have the opportunity to do more delineation, right, in terms of capital allocation standpoint, we'll put some more absolute dollars to work, while not increasing the relative percentage in a larger budget, which is important because we're also going to benefit on that Delaware footprint that I showed you, on a very similar depositional environment, we're a little bit deeper than where Carrizo is. But the shared learnings from a subsurface standpoint and seismic and microseismic and tracers that we run on oil and water, we're going to be able to benefit from that combined learning in a more accelerated way, helping us out with delineation, helping us out with refining our existing portfolio.

On the left hand side, I want to point out, you know, 17 years of inventory in certain parts of the Delaware it is critical to co-develop zones, right, because if you just high grade your highest and best zones, you're going to do that to the detriment of what you think is a Tier II zone, but over time gets degraded and economics get compromised. So we and Carrizo shared a similar mindset, is we're approaching development of this asset base where it makes you know - where we think there's economic zones, let's co-develop them. Let's get as much of that reservoir system as we can up front. And what the left hand side shows in terms of those pie charts, you could see the Carrizo has been developing zones outside of the Wolfcamp A about half of their activity in light blue. We're outside the Wolfcamp A or below it. The dark blue being Wolfcamp A. Contrast that with peers that have been drilling good wells in the Wolfcamp A, but that's definitely picking your best spots or at least the most delineated zones at this point. So could see that we've already started down a path both the organizations or developing the resource for the long-term not just cherrypicking picking the best zones that we see today that could be to the detriment of other zones down the road.

So look at the strategic benefits we've talked about some of them maybe get into a little bit more detail we see here. There is a truly enhanced Permian model and we talk about the scale model in the Delaware, we're going to benefit in a couple ways from that. One is that resource capture concept I talked about, right. We have a multi- zone opportunity here by moving to larger pads, moving to multiple zone targets off those pads, we're able to capture that resource upfront, mitigate the parent child impacts and interference between zones over time.

Moving to scale development on larger project designs there is an efficiency pickup from drilling times. There is an efficiency pickup from avoiding the mobilization and demobilization costs. Our completions crews get more efficient. So we've seen this this tangible benefit by moving to larger projects and then you overlay the opportunity of using the same crews over and over again not picking up a crew have to lay it down, because you know you don't have the capital cash flow to do it. So, using sustainability, sustain fleets, labor repeatability brings efficiencies and that's what we're going to overlay in the Delaware Basin. Really look at a program that's going to run two frac crews sort of simultaneously moving around to different projects on a repeatable consistent basis.

What that also does is by moving to larger pads is that you reduce the amount of wells that you knock off when you have come back and drill children wells, which reduces your downtime, right, because those children wells when you frac them will impact some of the parent wells result in downtime by getting more of the system all at once you reduce that need. So we get an improvement in uptime that we'll talk about.

So a really big driver here of the rationale and the synergies is going to be around this enhanced Permian model. Talked about the balanced portfolio in terms of the different attributes of the different areas, there are different levels of maturity in their profile, different parts of their maturity curves in terms of PDP declines. So you put that all together, they really do balance each other out quite a bit. As we look at larger pad development in the Delaware, you know people look at and say well there's some lumpiness then right if you move to larger pads. But if we have a consistent Eagle Ford in Midland Basin business that's complementing that, that reduces some of that volatility and lumpiness as well.

And finally in terms of tangible value creation, we'll talk some more about the synergies both from an operational side and G&A side. But you know people look at these deals a lot of focus on the synergies component, but what we're missing is and these all stock deals these are relative contribution deals, right. So when you have a base business excluding the synergies that you're bringing to the table, like we're bringing this much, you're bringing this much, let's figure out what kind of pro-forma ownership that means. And you'll see here in a second there's a lot on the slide but I'll try to hit some of the highlights here on page 10. This is starting at the left this is Callon-Carrizo and looking at two different value components of the transaction, one is going to be what is the relative contribution on the base business. And what we've looked at is what is each company bringing together on a standalone basis in terms of EBITDA.

And then we'll talk about synergies on the bottom of the page and we've compared this to four other transactions that have happened over the last year in terms of look at Concho, Diamondback, Encana and as well as PDC. So those are what we have lined up in current transactions. So moving back to the very top left hand corner here we could see this is Callon-Carrizo, there's three bars there stacked, the bar to the furthest to the right and sort of that stripe delineation is our pro forma ownership. So Callon based on the exchange ratio we agreed upon that 54% of the pro forma company. To the left of that bar is going to be our EBITDA contribution. So we brought 43% of year zero EBITDA and 49% to the first year EBITDA. Obviously that's less than our pro forma ownership so inherently we got to pick up, we've got more EBITDA on cash flow than what we are bringing to the table. If you look at that uplift over that period of time and assume that the EBITDA for both of those years is equivalent to our historic LTM as we sit in second quarter 2019, that's about $200 million of uplift just from those two years alone. So there's tangible value that we're picking up in this breakdown of the base business. And if you look across some of the other transactions a lot more in the middle of a page are fairly equivalent in terms of EBITDA relative to the pro forma ownership. And if you look at the transaction all the way to the right, you can see the acquirer was actually contributing more EBITDA than what they got in terms of pro forma ownership. So this is a, you know, a fundamental underpinning of these relative contribution deals.

If you look at the bottom of the page in terms of synergies, we looked at PV-10 of the first 10 years of synergies for our transactions roughly $850 million. So we share in that equally between us and Carrizo shareholders, 46% to 54%. You can see there then we deduct the premium from the share of synergies that we got to give that some credence is a Day 1 premium, but let's use that for the math purposes here. It still leaves us with $207 million of value creation. Putting aside that EBITDA uplift I talked about. That EBITDA uplift really offsets almost all that premium in the first two years. But this is where it helps looking at the relative deals, so we're looking at a positive 6.5% that we're getting from the deal as a percentage of transaction value.

You could see as you look at the middle three transactions that the premium paid exceeded the share of synergies acquired was getting. So if you look at these two components of value that we're getting not only from the base business and uplift, I think is very compelling from a - this relative contribution concept and just wanted to point that out. So it does highlight those synergies are critical to these transactions, right. Whether it'd be G&A synergies, operational synergies. So we've tried again put some, some more meat around this make it as tangible as we can, we recognize that you know people are a little skeptical around synergies but we have some real tangible data. I think will be helpful certainly on the operational synergy side. So the top left-hand chart on page 11, this is our D&C capital per 1,000 lateral foot, we'll go back to this concept again. In 2019 for the total program we saw about $1.2 million was our - is our budget type of a number. As we look out to 2020 this is about a 5% reduction. This is the level we needed to get to, to deliver the operational synergies of $45 million to $65 million on a run rate basis. You could see with that, that one large pad that we were able to do in the Delaware, we've done in the Midland, Carrizo's done in Eagle Ford. We've demonstrated that we've already exceeded that target for 2020 with that operation. So pretty compelling, I think points to what we feel really good about this part of the operational synergies. Similarly on the production uptime, I talked a little bit about. The top right-hand quadrant shows our downtime as a percentage of our Permian production related to offset fracs. So on a standalone basis 2019 for Callon roughly around 3%. We're deploying larger project designs and our standalone plan going into 2020, just not to the scale we can on a pro forma basis. So we had a little bit of pickup in that second dark blue bar, but the light blue bar is where we are going to get to once you do the math of here's the larger pads, here the wells are going to be offset it becomes a much smaller portion of a percentage offline that leads to meaningful cash flow generation, when you have better uptime in terms of wells.

And finally on the bottom left-hand side this is G&A. And what we've shown here in the dark blue bar is looking at precedent deals again the G&A number that's been advertised, what percentage of the target G&A is being captured in terms of synergies? In these present deals you could see its around 80%, for our transaction a little less than 50%. So we think there's a really good baseline. Our synergies aren't based on improvements in cost of capital and discount and cash flows back at a lower number. These are things that we've proven out and provide a solid foundation for us to hit the ground running out of the gate.

Moving beyond that you know the strategic rationale you could see the overlay in the Delaware footprint. You can see the complementary nature of the different assets in terms of their evolution and maturity. But one of the important things for us is well it had to advance all the corporate objectives we've been talking about for the last several quarters. We're looking to increase our returns on capital. After we have you know building up that position over the last few years, we know that we needed to start delivering on a corporate basis cash returns on capital. This is going to enhance it. We're targeting over 15% CROCI in 2020. Sustainable free cash flow generation, lot of discussion around free cash flow. We are making some - we're making progress towards that on a standalone basis. This is you'll see in a second dramatically increased that, puts us in a different playing field. And you couple that with production growth, right, because we're talking about sustainable free cash flow generation. Well, the only way you're going to have sustainable free cash flow generation in a backward dated oil market is you have to have some level of production growth, right, so if you go with that and hold things at least level. So with the model that we're building, the ability to drive our cost of supply down below $50 is going to put us in a position to deliver production growth and free cash flow generation on a sustained basis. Financial strength, certainly with larger scale and scope that helps. But with that free cash flow generation that is at a different level than what Callon achieved on our own, we're going to be in a position to organically de-lever. We also have the opportunity to divest non-core assets in a more meaningful way. Our combined portfolio is going to be significantly greater in terms of asset sales potential than what we had at Callon alone. So, a lot of ways to be right on the financial strength and drive in the near term below 2 times debt to EBITDA in 2020 is our goal. We'd like to see the longer term goal for that over the next few years down closer to 1.5 times. I think we can get there a little bit quicker if we do better on asset sales than we think. We don't bake a lot of that into our forecast but there is the potential to do that.

And then finally on long-term focus I talked about developing the asset in the right way. Carrizo is already been doing it this way so we're not stepping into a lot of child wells, they've been co-developing in the Delaware, we've been doing a similar thing so preserving that inventory for the long term. And a lot of those goals move into the next page are on 13 in terms of free cash flow generation returns on capital. This page is a critical driver of that and what this shows on the x axis is our cash margin, our EBITDA margin, per BOE in the second quarter. So these are actual numbers versus production growth on the y axis. So you could see on a pro forma basis and this is relative to obviously a broad swap of the independent E&P companies the bubble size corresponds to production levels to give you a sense of sizing and say that you know just because we're not the largest producer doesn't prohibit us from being the best in class as it relates to cash margin. So this is an important driver of returns, it's an important driver of free cash flow this is the cash flow we are in day in day out and this is something that we are preserving with the combined entity and providing a lot of flexibility through commodity price environments moving forward.

Another look at some of the other metrics from a - what's the quantitative impact of the transaction moving beyond the strategic. If we look at the top right hand side of page 14, this is the free cash flow generation that we're forecasting. So, we start with 2019, this is the consensus numbers for both Callon and Carrizo on a combined basis not quite breakeven, but getting there, we're both making progress towards that into 2020.

You could see as we move to 2020 through 2021, $300 million of free cash flow at $55 and $2.50, we had a similar graphic in a previous presentation we just looked at 2020 that was about $100 million. I was a little bit of a slight, a slightly higher gas prices we used. You'd see that basically a doubling of free cash flow from 2020 to 2021, which is obviously multiples of what either one of us were doing on a standalone basis.

Now this represents again sustained development program running two frac crews in a Delaware Basins and getting those benefits, overlaid with a modest amount of capital in the Eagle Ford and the Midland Basin, that program of investment drives this level free cash flow. And as the Delaware emerges as a production growth driver, we're seeing a result in the production growth of roughly 10% on a compound annual growth basis.

Now that's less than what Callon was doing standalone, but you could see there is an inherent tradeoff here in terms of free cash flow and production growth over time and that production growth really being a result of more efficient Delaware program as we move forward. Importantly, on the bottom left hand side, what this means in a competitive landscape is we live in a $50 world as we plan the business. We know that well productivity over time in shale plays starts to mature and level out. We've seen that in some of the mature place, the Midland and the Delaware will eventually get to that point and at that point we're commodity price takers right. We need to be not the marginal cost producer of $55 or $60 free cash flow breakeven, you've got to be $50 and below, and that's where we see ourselves getting to in 2021. This is a differentiated model for a mid-cap company to be able to generate free cash flow on a sub $50 world going forward. Again you can't live on the margin that marginal costs, we need to drive below that and that's what we see putting these two entities together.

From a financial standpoint, I talked a little bit about how we improve our ability to de-lever with free cash flow. We've got really good feedback from the credit rating agencies on the heels of the deal. Some of that is from increase size and scope also from diversification in terms of our different asset bases to the extent that there is a dislocation from takeaway or whatever reason in an area you can move capital around a different basins as Carrizo did when the Permian had the pipeline bottleneck. So all that helps, but we did get an upgrade from one agency and positive outlook from another. So this is I think emblematic of where we're taking this profile, we look to enhance our cost of capital over time. I talked about we reduced our preferred security here, was a 10% dividend. It served its purpose when we put in place in 2013. We've moved beyond that, reducing our cost of capital we see similar opportunities on a combined company to reduce cost of capital opportunistically refinancing Carrizo's debt and a preferred security they have outstanding.

So I wrap up on the last page here, this is a really exciting opportunity and again create a - what we think as a very differentiated model, it's underpinned by really a structural shift in what we're doing in terms of development. These are things that we've been doing on a standalone basis we just haven't been able to apply them at the same scale in magnitude so neither one of us were able to do that in a big enough way in the Delaware but now that we're able to do that you can see that capital efficiency really coming to bear, helping us out with all the corporate objectives that we talked about putting us in a good place. But we recognize that you know corporate M&A, the success is going to be around execution and putting these organizations together so you know we announced this date, it's is still on a Monday that next day we are going to clear those offices, doing town halls. We've done a lot of interaction over the last few weeks.

We've put integration teams in place. We have 10 or 11 different functional groups of D&C and marketing there's a whole laundry list that we have representatives from both sides helping us think about not only the baseline of the high level synergies but what else can we do. And we put people in that environment they've really embraced it and we've had multiple, multiple ideas being percolated up that are above and beyond what we're talking about here. That allows us to create a blueprint and make it very clear for everyone how we're going achieve these synergies and hopefully more but also it's going to provide us with a very clear scorecard internally for goal setting, reporting to our board and reporting to all of you from the investor side over time to show how these synergies are coming together and what our pace is going to be and I think we'll see us above sorry ahead of schedule on a lot of these.

So I really appreciate the time, again exciting time for us and hopefully keep following the story. I think you're going to see some really good things. I'll get this close and get into 2020 and get this model go in the right way. Thank you.